UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ionis Pharmaceuticals, Inc.
File No. 0-19125 - CF#37494

       Ionis Pharmaceuticals, Inc. (formerly Isis Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to the Forms listed below.

       Based on representations by Ionis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	10-Q	August 6, 2009	January 28, 2025
10.1	10-Q	November 6, 2012	January 28, 2025

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary